OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RIO VISTA ENERGY PARTNERS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
767271109
(CUSIP Number)
December 18, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS: Swank Capital L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		436,254

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		436,254

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	436,254

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	22.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

**SEE ITEM 4(b).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS: Swank Energy Income Advisors, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		436,254

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		436,254

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	436,254

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	22.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

**SEE ITEM 4(b).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS: The Cushing Fund, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

**SEE ITEM 4(b).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS: The Cushing MLP Opportunity Fund I, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		405,486

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		405,486

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	405,486

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	21.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

**SEE ITEM 4(b).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS: Jerry V. Swank

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		436,254

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		436,254

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	436,254

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	22.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

**SEE ITEM 4(b).

SCHEDULE 13G/A
     This Amendment No. 4 to Schedule 13G is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Swank Energy Income Advisors, LP, a Texas limited partnership (“Swank Income Advisors”), The Cushing Fund, LP, a Texas limited partnership (the “Cushing Fund”), The Cushing MLP Opportunity Fund I, LP, a Delaware limited partnership (the “Opportunity Fund”), and Mr. Jerry V. Swank, the principal of Swank Capital and Swank Income Advisors, relating to common units representing limited partner interests of Rio Vista Energy Partners L.P., a Delaware corporation (the “Issuer”).
     This Amendment No. 4 to Schedule 13G relates to common units representing limited partner interests, (the “Common Units”) of the Issuer purchased by Swank Income Advisors through the accounts of Swank MLP Convergence Fund, LP, a Texas limited partnership (the “Convergence Fund”), for which Swank Income Advisors serves as the general partner. Swank Capital serves as the general partner of Swank Income Advisors and may direct Swank Income Advisors, the general partner of the Convergence Fund, to direct the vote and disposition of the 30,768 Common Units held by the Convergence Fund. As the principal of Swank Capital, Mr. Swank, may direct the vote and disposition of the 30,768 Common Units held by the Convergence Fund.
     In addition, Swank Income Advisors serves as the managing member of the entity that controls the general partner and the investment manager of the Opportunity Fund. Swank Capital as the general partner of Swank Income Advisors may direct Swank Income Advisors to direct the vote and disposition of the 405,486 Common Units held by the Opportunity Fund. The Opportunity Fund holds 405,486 Common Units for which it may direct the vote and disposition. As the principal of Swank Capital, Mr. Swank, may direct the vote and disposition of the Common Units held by the Opportunity Fund.
     This Amendment No. 4 to Schedule 13G is being filed to amend and restate Item 4, Item 5 and Item 10. The Schedule 13G is hereby amended as follows:

Item 4	Ownership.

Item 4 is hereby amended and restated as follows:

	(a)	Swank Capital, Swank Income Advisors, and Mr. Swank may be deemed the beneficial owners of 436,254 Common Units. The Cushing MLP Opportunity Fund I, LP is the beneficial owner of 405,486 Common Units.

	(b)	Swank Capital, Swank Income Advisors, and Mr. Swank may be deemed the beneficial owners of 22.8% of the outstanding Common Units, and the Opportunity Fund is the beneficial owner of 21.2% of the outstanding Common Units. These percentages are determined by dividing 436,254 and 405,486, respectively, by 1,910,656, the number of Common Units issued and outstanding as of November 10, 2006, as reported in the Issuer’s quarterly report on Form 10-Q filed November 20, 2006.

(c) Swank Capital, as the general partner of Swank Income Advisors may direct it to direct the vote and dispose of the 436,254 Common Units held by the Convergence Fund and the Opportunity Fund. As the principal of Swank Capital and Swank Energy Income Advisors, Mr. Swank may direct the vote and disposition of the 436,254 Common Units held by the Convergence Fund and the Opportunity Fund. The Opportunity Fund may direct the vote and disposition of the 405,486 Common Units it holds.

Item 5 Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof The Cushing Fund, LP has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated December 19, 2006, among Swank Capital, L.L.C., Swank Energy Income Advisors, LP, The Cushing Fund, LP, The Cushing MLP Opportunity Fund I, LP and Mr. Jerry V. Swank.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 19, 2006

SWANK CAPITAL, L.L.C.

By:	/s/ Jerry V. Swank

Jerry V. Swank Managing Member

SWANK ENERGY INCOME ADVISORS, LP

By:	Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank

Jerry V. Swank Managing Member

THE CUSHING FUND, LP

By: Swank Energy Income Advisors, LP, its general partner

By: Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank

Jerry V. Swank Managing Member

THE CUSHING MLP OPPORTUNITY FUND I, LP

By: Carbon County Partners I, L.P., its general partner

By: Carbon County GP I, LLC, its general partner

By: Swank Energy Income Advisors, L.P., Member

By: Swank Capital, LLC , its general partner

By: /s/ Jerry V. Swank

Name: Jerry V. Swank
Title: Manager

/s/ Jerry V. Swank

Jerry V. Swank

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Units of Rio Vista Energy Partners L.P., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 19, 2006.

SWANK CAPITAL, L.L.C.

By:	/s/ Jerry V. Swank

Jerry V. Swank
Managing Member

SWANK ENERGY INCOME ADVISORS, LP

By: Swank Capital, L.L.C., its general partner

By: /s/ Jerry V. Swank

Jerry V. Swank
Managing Member

THE CUSHING FUND, LP

By: Swank Energy Income Advisors, LP, its general partner

By: Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank

Jerry V. Swank
Managing Member

THE CUSHING MLP OPPORTUNITY FUND I, LP

By:	Carbon County Partners I, L.P., its general partner

By:	Carbon County GP I, LLC, its general partner

By:	Swank Energy Income Advisors, L.P., Member

By:	Swank Capital, LLC , its general partner

By:	/s/ Jerry V. Swank

Name: Jerry V. Swank
Title: Manager

/s/ Jerry V. Swank

Jerry V. Swank